UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-19352


                   NOTIFICATION OF LATE FILING OF FORM 10-Q

                    For the Period Ended: December 31, 1999


                        PART 1.  REGISTRANT INFORMATION

Full name of registrant: AgriBioTech, Inc.
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Former name if applicable: N/A
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Address of Principal executive office (Street and number):
120 Corporate Park Drive
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City, State and Zip Code: Henderson, Nevada  89014
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                        PART II. RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period:

     The Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Court in the District of Nevada on January 25, 2000. The Company cannot complete the Form 10-Q for the quarter ended December 31, 1999 on a timely basis without unreasonable effort and expense. Company resources are limited and have been used recently for the reporting requirements for the Chapter 11 filing. Due to the limited resources available, the Company requests the five day extension.
                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Randy Ingram               (702)             566-2440
             (Name)               (Area Code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X]  Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will report a net loss of approximately $23.1 million or $(0.47) per share in the six-month period ended December 31, 1999, compared to a net loss of approximately $9.9 million, or $(0.25) per share in the corresponding six-month period ended December 31, 1998. Average outstanding fully diluted common shares for the six-month period ended December 31, 1999 were 49.2 million compared to 39.1 million for the six-month period ended December 31, 1998.

                               AgriBioTech, Inc.
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                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2000                By: /s/ Randy Ingram
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                                            Randy Ingram
                                            Title: Executive Vice President/CFO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION:

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).